

M Financial Securities Marketing, Inc.

Portland, Oregon

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2023

M Financial Securities Marketing, Inc.

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Audit Committee and Board of Directors of M Financial Securities Marketing, Inc.

We have reviewed management's statements included in the accompanying Exemption Report, in which (1) management stated that the M Financial Securities Marketing, Inc will not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073 as discussed in Q&A 8 of the related FAQ issued by SEC staff, (2) management stated that, during the reporting period, the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3), and (3) management stated that M Financial Securities Marketing, Inc met the identified exemption provisions throughout year ended December 31, 2023 without exception. M Financial Securities Marketing, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M Financial Securities Marketing, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in footnote 74 to SEC Release 34-70073.

Baker Tilly US, LLP

Minneapolis, Minnesota
February 29, 2024

M Financial Securities Marketing, Inc.'s 2023 Exemption Report

(1) M Financial Securities Marketing, Inc. ("the Company") meets the exemptions conditions in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to receiving transactions-based fees from insurance companies involving sales of variable insurance products and conducts its securities business on a wholesale basis through other broker-dealers. The Company:

   a. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4;
   b. did not carry accounts of or for customers; and
   c. did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

   The conditions applicable to Footnote 74 were met without exception.

I, Steven Ludwig, affirm to the best of my knowledge and belief this Exemption Report is true and correct for the year ended December 31, 2023.

DocuSigned by:

Steven C Ludwig
B8889711530A42B...

2/7/2024

Steven Ludwig   Date
Chief Compliance Officer
M Financial Securities Marketing, Inc.